UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 20, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on 20 June 2011, entitled “Vodafone Group Plc Share Purchases”.

VODAFONE GROUP PLC

SHARE PURCHASES

Vodafone Group Plc (‘Vodafone’) announces today that, further to its announcement on 16 June 2011 regarding the completion of the disposal of its 44% interest in SFR, it is commencing a £4bn share buyback programme in order to return a significant part of the proceeds of such disposal to shareholders.  On 17 June 2011 Vodafone gave irrevocable instructions to Deutsche Bank AG London, Citigroup Global Markets U.K. Equity Limited, UBS Limited and J.P. Morgan Cazenove to purchase Vodafone shares on Vodafone’s behalf during the period from 20 June 2011 until 30 December 2011 (the “Period”).  As the existing shareholder approval to purchase shares expires at the Annual General Meeting on 26 July 2011, purchases after that date are subject to renewed shareholder approval at the Annual General Meeting.  The purchase of shares in the Period pursuant to the irrevocable instructions and the £4bn share buyback programme will be executed at all times only in accordance with Vodafone’s authority to make market purchases of its shares.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 20, 2011	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
Title: Group General Counsel and Company
Secretary